United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

SHARE-BASED COMPENSATION PLAN Provide a copy of the proposed Plan Presented in Appendix A. Inform the main characteristics of the proposed Plan, identifying: Vale S.A. and companies in the Vale System1 have in their long-term compensation policy a performance-based virtual share program. In this program, there is the award payment in cash, through the payroll, at the end of the cycle (after 3 years of the granting of the right to it), if the company reaches the performance condition previously established by the Board of Directors. Vale is currently: changing the award of this cash payment program to award in real Shares issued by the Company at market price. Thus, it is not a new compensation program, but the change in the form of payment of a type of program granted in previous years; including in this program the payment of “Virtual Dividends”. In the event of the payment of dividends and / or interest on equity by Vale, the executives participating in the Performance Shares Unit program (PSU) will be entitled to “Virtual Dividends”, paid in Shares, which will be calculated based on the number of Shares that the executive will be entitled as an award at the end of the cycle, equivalent to the same net amount per Share of dividends / interest on equity distributed to Vale's Shareholders during the period of the cycle. The net amount to be paid will be calculated based on the amount of dividends / interest on equity per Share paid during the period of the cycle, the number of Shares targeted for the award and the performance condition of the Program. To implement this proposal, a survey was conducted with consultancy Willis Towers Watson, based on the international (primary) executive panel used by Vale, made up of the following 14 global companies: Alcoa, Anglo American, Arcelor Mittal, Basf, BHP, Chevron, Dow, Exxon Mobil, Freeport-MacMoRan, International Paper, Nucor, Praxair Linde, Rio Tinto and Teck Resources. In 78% of these companies, executives are eligible for dividends on the scope of the award, and in 82% of the companies in which the dividend is paid, they are accumulated and paid at the end of the program in additional Shares of equivalent value. It is important to point out that this is not a stock option plan, in line with art. 168, Paragraph 3 of the Brazilian Law No. 6,404 / 76, but of a performance-based compensation plan that, if achieved, implies the delivery of Shares issued by Vale, held in Treasury arising from a buyback program or through the purchase of Shares on the market on behalf of the executives eligible for the award. In addition, Vale's Board of Directors will have the prerogative to analyze and decide on the possible granting of a similar incentive in coming years. Potential Beneficiaries Grant: Executives who meet all the conditions described below will be eligible to future awards in Vale-issued Shares traded on B3 S.A. - Brasil, Bolsa, Balcão in 1Generically referred to in this document as Vale.

Brazil, or in Vale-issued ADRs2 traded on the New York Stock Exchange (NYSE) in the United States under the Performance Shares Unit program (PSU): Be active and working at Vale S.A. and other companies in the Vale system, affiliates and subsidiaries that are participants in the Program on December 31st of the year prior to the grant, according to the salary range / positions duly approved by the Board of Directors; and Be active and working in the Vale system companies participating in the Program on the date established for the grant, which will be formalized through the delivery of the Grant Letters for each cycle. Maximum number of options to be granted Not applicable, as the Plan does not grant options, it provides the grant of the right to future awards in Shares. Maximum number of Shares covered by the Plan The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares. Acquisition Conditions The receipt of Shares and the number of Shares to be received by eligible executives is conditioned to the achievement of the following performance indicators3: The TSR (Total Shareholder Return) indicator that measures (in USD) the total return for the Shareholder based on the variation of the Share price and on the payment of dividends and / or interest on equity, which occurred in a certain period of time. The performance condition is defined by comparing the TSRs generated by Vale and peer companies over the cycle (3 years). The measurement is made based on Vale’s position in the ranking of companies. An indicator that aims to emphasize the importance of health and safety in the company. The sustainability indicators are directly related to the strategic pillars defined for 2030: Climate Change, Energy, Water, Forest and ESG Gaps. Only the Company's executives who are eligible for the Share grant and who remained with the Company during the three (3) years period from the official start date of the cycle (January 1st of the year of the grant) to the end date of the cycle (December 31st of the 3rd year after the grant) will be entitled to the full award, still depending on the performance condition. Detailed criteria for setting the exercise price The purpose of the Plan is to deliver treasury Shares from a buyback program or by 2Both Shares and ADRs issued by Vale are generically referred to in this document as Shares. 3The change in the indicators / composition of the performance condition must be approved by Vale's Board of Directors.

purchasing Shares in the market on behalf of executives eligible for the award, to eligible executives by virtue of achieving performance conditions (meeting defined Targets). As indicated, this is not, therefore, a Stock Option Plan, in the terms of art. 168, § 3 of the Brazilian Law 6.404/76, but rather a performance-based compensation plan that, if achieved, implies the delivery of Shares, held in Treasury from a buyback program or even through the purchase of Shares in the market on behalf of executives eligible for the award, subject to applicable law. This considered, there is no fixing of the acquisition or exercise price. Criteria for fixing the exercise period Not applicable since it is not a stock option plan, in the molds of art. 168, § 3 of the Brazilian Law 6,404/76, but a performance-based compensation plan that, if achieved, implies the delivery of Shares. This delivery, because this is a long-term compensation plan, occurs 3 years after the beginning of each cycle, in case of achievement of the performance condition. Form of settlement of options Not applicable since it is not a stock option plan, in the molds of art. 168, § 3 of the Brazilian Law 6.404/76, but of a performance-based compensation plan that, if achieved, implies the delivery of Treasury Shares from a buyback program or even through the purchase of Shares in the market on behalf of the executives eligible for the award, subject to applicable law. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the Plan In the event of dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company, in which the Company is not the remaining company or, if the remaining company, its Shares are no longer admitted to trading on the stock exchange, the cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be canceled or remodeled; or (iii) be held and settled in cash. In the event of judicial reorganization of the Company, the Board of Directors may also determine the cancellation of the Plan or its remodeling. In addition, Vale's Board of Directors will be responsible for analyzing and deciding whether to grant a similar incentive in the years to come. Justify the proposed Plan, explaining: The main objectives of the Plan The Plan aims to: (a) focus management efforts on the creation of long-term sustainable value for Vale, aligning the interests of executives and shareholders; (b) align the 2030 strategic objectives linked to the ESG targets with the internal practices of the company's leadership body; (c) bring Vale closer to current international market practices; and (d) encourage the retention of the company's senior leadership.

The way the Plan contributes to these objectives The Plan is an important component in the Company's total compensation strategy, ensuring competitiveness with the market and maintaining the engagement of executives in achieving the Company's performance conditions, as it will create the possibility for executives to receive long-term incentives through issuance of the Company based on the achievement of certain corporate goals related to security, ESG agenda and aligning this benefit to the interests of shareholders in generating long-term value (TSR). How the Plan fits into the company's compensation policy Vale's compensation policy consists of fixed compensation, short-term variable compensation and long-term variable compensation. The Plan is a Vale initiative that aims to offer its executives a package aligned with the practices, trends and conditions prevailing in the market and with a focus on the main strategic pillars of the Company. It is outlined with specific purposes and rules that make up an important part of the long-term award of the body of leaders of the company aligned with the interests of shareholders, focusing on sustainable results and generation of long-term value, in the valuation of the Company's Shares and retention of participating executives. The proposed Plan will be implemented in place of the virtual share program, the difference between them being the form of payment: in the current Plan the award payment is made in cash through the payroll and in the proposed Plan the award will be made in Shares, in addition to inclusion of the payment of virtual dividends, as explained in the item 2 above. How the Plan aligns the interests of the beneficiaries and the company in the short, medium and long term The Plan aims to focus management efforts on creating sustainable and long-term value for Vale, aligning the interests of executives and shareholders, in addition to encouraging the retention of the company's senior leadership. The cycle duration (3 years) favors the retention of participating executives during this period. Estimate the company's expenses resulting from the Plan, according to the accounting rules that address this matter The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares. In accordance with the rules of the Plan, cycles will be created annually, upon approval by the Board of Directors. For each cycle, the maximum limit of Shares that may be granted will be established. This limit is 0.1% of the Company's Capital stock. Based on the number of Shares that make up the Company's Capital stock on 02/26/2021, the total number of Shares covered in each cycle may be up to 5,284,474 Shares. Accordingly, each award will represent, over the term of each cycle, an expense in an amount equivalent to the market value of the awarded Shares.

APPENDIX A PERFORMANCE SHARES UNIT PROGRAM PLAN (PSU) Rewarding the Generation of Long-Term Value About PSU - Performance Shares Unit Program As part of Vale's initiative to offer its executives a package aligned to the practices, trends and conditions prevailing in the market and focused on the company's main strategic pillars, the company makes use of Share-Based Compensation Programs with specific purposes and rules that make up an important part of the long-term compensation of the company's body of leaders aligned to the interests of the shareholders, focusing on sustainable results and long-term value creation. PSU is a long-term award mechanism offered to executives from Vale and its participating affiliated and controlled companies4, which meet the conditions of eligibility for participation. The program is governed based on the criteria and rules established in this Plan and aims to: Focus management efforts on creating long-term, sustainable value for Vale, aligning the interests of executives and shareholders; Encourage the retention of the company's senior leadership; To stimulate the exposure of participants to Vale's business risks, reflected (i) in the Share value5 over the three-year cycle and (ii) in performance conditions that leverage (or reduce) the award to participants, based on Vale's TSR (Total Shareholder Return) compared to TSR of peer companies (peer group) and on Health and Safety and Sustainability indicators over the cycle period. Eligibility conditions Executives who meet all the conditions described below will be eligible to participate in the PSU: Be active and working at Vale on December 31 of the year prior to the grant, in a salary range / position duly approved by the Board of Directors; and Be active and working at Vale on the date of delivery of the Grant Letters for each cycle. 4For the purposes of this Plan, the terminology “Vale” will be used both for Vale SA and for other group companies, affiliates and subsidiaries that are participants. 5For the purposes of this Plan, the terminology "Share" will be used both for VALE3 Shares traded on B3 SA - Brasil, Bolsa, Balcão in Brazil, and for ADRs issued by Vale traded on the New York Stock Exchange (NYSE), in the United States.

Key Features The main characteristics of the PSU are specified below: The program is based on Vale Shares traded on B3 SA - Brasil, Bolsa, Balcão (“B3”) in Brazil, or ADR6s issued by Vale traded on the New York Stock Exchange (“NYSE”), in the United States Each cycle lasts for 3 years; The award may take place after the end of the 3rd year, subject to the achievement of the cycle's performance condition (see 2 Performance Condition and Indicators Applied to PSU); The number of Shares granted for the participation of each eligible executive will be established based on the Participant's Reference Value and the Grant Share Price7. Plan Administration The Plan will be managed directly by the Board of Directors, that may change or terminate the Plan, change the level of the eligible executives, the components of the participant's reference value and the performance condition. When launching each cycle, Vale will send each participant the manual for that cycle as well as the grant letter containing the number of Shares that will be the basis for the award after the end of the cycle in question. The Company may, for the purposes of managing this Plan, hire a securities broker, which must be used by the Participants to receive the award. Important notes: In the event of dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company, in which the Company is not the remaining company or, if the remaining company, its Shares are no longer admitted to trading on the stock exchange, the cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be canceled or remodeled; or (iii) be held and settled in cash. In the event of judicial reorganization of the Company, the Board of Directors may also determine the cancellation of the Plan or its remodeling. Plan Term The Plan will come into force with its approval by the General Meeting of Shareholders. The first cycle (2021 cycle) will be from January 1st 2021 to December 31st of the 3rd year after the grant, being up to the Vale's Board of Directors to analyze and decide for the eventual grant of similar incentive in the years to come. 6American Depositary Receipt / ADR is a transferable security that represents Shares in a non-US company traded in the USA. 7See details of the Reference Value and Grant Price in 3 Granting of the right to Share Awards.

Performance Condition and Indicators Applied to PSU8 The PSU performance condition, which is the basis for the award amount to be paid in the program, is defined by indicators from 3 (three) different areas, to be defined by the Board of Directors in each cycle, with the following composition : TSR The TSR (Total Shareholder Return) indicator measures (in USD) the total Shareholder return based on the Share price variation and the dividend or interest on equity payments that occurred in each period. The performance condition for the TSR is defined by comparing the TSRs generated by Vale and peer companies over the cycle duration period (3 years). The measurement is made based on where Vale stands in the ranking of companies. Health and Safety (H&S) An indicator that aims to emphasize the importance of health and safety in the company. Sustainability The sustainability indicators are directly related to the strategic pillars defined for 2030: Climate Change, Energy, Water, Forest and ESG Gaps. Accordingly, all pillars, except Socioeconomic Contribution, will apply to the composition of the performance condition for the PSU payment and the goals are global for Vale. The performance indicators for the program are based on commitments: The program is based on the granting of the right to award common Shares of Vale: VALE3, traded at B3, for executives in Brazil; and ADR VALE issued by Vale backed by Shares, traded on the NYSE, for executives located outside Brazil. Participant's Reference Value The Reference Value for each cycle grant, calculated for each eligible executive, will be established based on the following criteria: (i) the base salary, (ii) the salary range, (iii) the location in which he/she is located and/or companies in which he/she is active; (iv) the executive's 8In case of changes, the new payment factor must be approved by the Board.

estimated Individual Income Tax rate relative to December 31st of the year prior to each cycle grant, and (v) the number of months worked at Vale in the year prior to each cycle grant. Grant Share Price The grant price of each cycle will be defined based on the average price of the Share weighted by the volume traded in the last 60 (sixty) sessions of the year prior to the grant, of the respective Stock Exchange (B3 or NYSE). Number of Shares Granted The number of Shares granted will be established based on the Participant's Reference Value divided by the Grant Share Price. For executives in Brazil, Reference Value and Grant Share Price will be used in Reais, and for executives outside Brazil, they will be used in American Dollars. Virtual Dividends In the event of the payment of dividends and / or interest on equity by Vale, the executives participating in the Plan will be entitled to the “Virtual Dividends” which is a value related to the result of the number of Shares that the executive will be entitled as an award at the end of the cycle. This payment will be made in Shares at the end of the cycle at the same time of the award. Award at the end of the cycle Award Payment Date The delivery of the Shares resulting from the award will be made after 3 (three) full years of the cycle, based on the performance condition reached in the period of the cycle (see 2 Performance Condition and Indicators Applied to PSU). Only those Company members who were eligible for the grant of Shares and who remained with the Company for a period of three (3) years from the official start date of the cycle (January 1st of the grant year) to the end date of the cycle (December 31st of the 3rd year after the award) will be entitled to the award. Award payment at the end of the cycle At the end of the cycle, participants who are eligible for the award will receive from Vale, in Shares, (i) the number of Shares scope of the award (result of the application of the performance factor, to the Shares initially granted); and (ii) virtual dividends related to the number of Shares within the scope of the award (which will also have the performance factor applied). In addition, income tax withheld at source (gross-up) will also be included. The Shares subject to the award will be credited to the participant's account at accredited brokers, via Shares held in Treasury from a buyback program or by purchasing Shares on the market on behalf of the executives eligible for the award, subject to the applicable legislation.9 9 Except for employees working in China and Australia, who, for legal/tax reasons, will have their award made in cash with a va lue corresponding to the same number of Shares in the scope of the award and the virtual dividend.

Important notes: The Board of Directors may determine the suspension of the award whenever there are situations that, under the terms of the law or regulation in force, restrict or prevent the trading of Shares by the participants of the Plan. Until the date on which the award is made, participants will not have any rights and privileges of the Company's Shareholders such as voting rights and the right to receive dividends and interest on equity. Maximum number of Shares covered by the Plan The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares. Early payment during the cycle10 The following conditions define what will happen if the executive leaves Vale during the term of each PSU cycle. Resignation or Resignation for Just Cause The executive will not be eligible for any awards upon termination. Dismissal at Vale's Initiative or Retirement or Mutual Agreement For each cycle, the executive will receive the cash award, upon termination and prorated to the number of months he has been working at Vale during the cycle, except for the Executive Directors whose prorated award will be paid only after the end of the cycle. Expatriation or Repatriation For each cycle, the executive will receive part of the award in cash, in the time of his expatriation or repatriation, and prorated to the number of months he has been working at Vale during the cycle. The Shares originally granted and scope of this payment lose the link with the program. The remaining Share balance will remain linked to the Plan and will be eligible for the award in Shares in the end of the cycle. Dismissal due to Death or Retirement due to Disability For each cycle, the retiree or his legal heirs will receive the full award amount, in cash. Change of Control or Divestiture of Vale’s Shareholding The participant who works in a controlled or affiliated company that undergoes a change of control or sale of Vale's stake, will receive, for each cycle, a cash award in prorated to the number 10Exceptions must be approved by the Board of Directors.

of months that he has been working, during the cycle, in said company to date the change of control of the controlled or affiliated company or the sale of Vale's interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 21, 2021		Head of Investor Relations